APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mama Bev's Bakery, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Direct Sales	
Direct to Consumer	17,611.40
In House E-comm/Retail	
Online	40,887.59
Online Sales Tax	354.03
Shipping Income	8,553.08
Total Online	**49,794.70**
Retail	84,042.19
Gratuity Income	4,317.04
Retail Sales Tax	2,511.71
Weddings	1,154.11
Total Retail	**92,025.05**
Total In House E-comm/Retail	**141,819.75**
Total Direct Sales	**159,431.15**
Distributor Sales	14,516.30
Total Income	**$173,947.45**
Cost of Goods Sold	
Cost of Goods Sold	9,888.57
Cake COGS	60,866.48
Cake Package (deleted)	185.50
Cake Packaging	13,445.53
In House E-Comm/Retail COGS	
Online COGS	699.62
Retail COGS	6,927.37
Total In House E-Comm/Retail COGS	**7,626.99**
Total Cost of Goods Sold	**92,013.07**
Inventory Shrinkage	0.00
Shipping Costs (deleted)	0.00
Total Cost of Goods Sold	**$92,013.07**
GROSS PROFIT	**$81,934.38**
Expenses	
Accounting Fees	2,006.25
Advertising & Marketing	31,094.62
Baking Supplies - Promo	1,488.22
Marketing-Vintage Grounds	600.00
Total Advertising & Marketing	**33,182.84**
Bank Charges & Fees	219.65
Building Services	849.36
Electricity	4,402.52

Mama Bev's Bakery, LLC

Profit and Loss

January - December 2020

	TOTAL
Garbage Pickup	2,757.00
Gas	618.25
Pest Control	1,394.00
Security	418.02
Utilities	5,236.88
Total Building Services	**15,676.03**
Car & Truck	15.00
Charitable Contributions	92.70
Computer Expense	300.00
Consulting	68,170.65
Consulting Fee - JC	62,440.98
Total Consulting	**130,611.63**
Credit Card Merchant Fees	313.20
Equipment Expense	9,301.27
Equipment Rental	2,929.18
Fuel Charges	245.00
Human Resources (HR)	4,156.25
Insurance	2,128.88
Interest	3,484.90
Internet & TV	2,865.83
Job Supplies	4,828.00
Kitchen Supplies	9,179.08
Smallware	2,753.63
Total Kitchen Supplies	**11,932.71**
Legal & Professional Services	10,424.25
Linens and Refills	2,009.75
Manufacturing	12,666.40
Meals & Entertainment	838.18
Membership Dues	200.00
Mileage Reimbursement	3,655.74
Office Expenses	717.47
Office Supplies & Software	10,133.20
Other Business Expenses	271.14
Outside Services	900.00
Payroll Expenses	
FICA Expense	11,173.58
FUTA Expense	380.11
Payroll Processing Fees	1,635.00
SUTA Expense	2,579.63
Total Payroll Expenses	**15,768.32**
Printing Costs	3,217.63

Mama Bev's Bakery, LLC

Profit and Loss

January - December 2020

	TOTAL
QuickBooks Payments Fees	109.13
Rent & Lease	43,716.59
Repairs & Maintenance	3,042.51
Royalties	2,765.05
Salaries & Wages	146,060.67
Sales Tax Paid out	269.36
Shipping and Packaging Costs	31,193.86
Shipping Materials	3,506.84
Subscriptions	1,877.33
Supplies & Materials	1,788.13
Taxes & Licenses	3,527.64
Toast Expenses	100.00
Travel	1,852.91
Uncategorized Expense	1,943.75
Website Hosting	1,426.15
Total Expenses	**$528,271.32**
NET OPERATING INCOME	$ -446,336.94
Other Income	
MEDC Grant	8,750.00
SBA Loan	17,352.06
Total Other Income	**$26,102.06**
Other Expenses	
Depreciation	11,502.00
Food Program	4,219.04
Reconciliation Discrepancies	-9,840.26
Total Other Expenses	**$5,880.78**
NET OTHER INCOME	$20,221.28
NET INCOME	$ -426,115.66

Mama Bev's Bakery, LLC

Balance Sheet

As of December 31, 2020

		TOTAL
ASSETS		
Current Assets		
Bank Accounts		
Cash on Hand		300.00
SBA EIDL (deleted)		4,896.32
Split (deleted)		4,259.04
US Bank Checking	(Closed 12/8/21) (deleted)	1,570.33
US Bank Checking	(Closed 10/29/21) (deleted)	10,100.00
Total Bank Accounts		**$21,125.69**
Accounts Receivable		
Accounts Receivable (A/R)		-9.50
Total Accounts Receivable		**$ -9.50**
Other Current Assets		
Inventory Asset		0.00
Finished Cakes		0.00
Total Inventory Asset		**0.00**
Undeposited Funds		0.00
Total Other Current Assets		**$0.00**
Total Current Assets		**$21,116.19**
Fixed Assets		
Accum Depreciation-Kitchen Equip		-107,272.00
Accum Depreciation-Leasehold Improvements		-389.00
Accum Depreciation-Phones		-525.00
Kitchen Equipment		149,934.28
Leasehold Improvements		11,449.65
Phones		525.00
Total Fixed Assets		**$53,722.93**
TOTAL ASSETS		**$74,839.12**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		121,204.39
Total Accounts Payable		**$121,204.39**
Credit Cards		
AB (deleted)		9,585.84
AP (deleted)		3,693.31
GP (deleted)		19,361.24
LT (deleted)		276.40
US Bank Central (old) (deleted)		-4,700.58

Mama Bev's Bakery, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Total Credit Cards	**$28,216.21**
Other Current Liabilities	
Payroll Clearing	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$149,420.60**
Long-Term Liabilities	
Note Payable - EIDL	154,900.00
Royalty Payable	2,765.05
Shareholder Note Payable - AB	82,500.00
Shareholder Note Payable - Gary	7,500.00
Total Long-Term Liabilities	**$247,665.05**
Total Liabilities	**$397,085.65**
Equity	
Opening Balance Equity	0.00
Owner's Investment	150,001.00
Retained Earnings	-46,131.87
Net Income	-426,115.66
Total Equity	**$ -322,246.53**
TOTAL LIABILITIES AND EQUITY	**$74,839.12**

Mama Bev's Bakery, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-426,115.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	9.50
Inventory Asset	0.00
Inventory Asset:Finished Cakes	0.00
Accum Depreciation-Kitchen Equip	105,613.00
Accum Depreciation-Leasehold Improvements	389.00
Accum Depreciation-Phones	525.00
Accounts Payable (A/P)	114,074.57
AB (deleted)	9,585.84
AP (deleted)	3,693.31
GP (deleted)	19,361.24
LT (deleted)	276.40
US Bank Central (old) (deleted)	-4,700.58
Payroll Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**248,827.28**
Net cash provided by operating activities	**$ -177,288.38**
INVESTING ACTIVITIES	
Kitchen Equipment	-109,180.89
Leasehold Improvements	-11,449.65
Phones	-525.00
Net cash provided by investing activities	**$ -121,155.54**
FINANCING ACTIVITIES	
Note Payable - EIDL	154,900.00
Royalty Payable	2,765.05
Shareholder Note Payable - AB	-500.00
Opening Balance Equity	0.00
Owner's Investment	150,001.00
Net cash provided by financing activities	**$307,166.05**
NET CASH INCREASE FOR PERIOD	**$8,722.13**
Cash at beginning of period	12,403.56
CASH AT END OF PERIOD	**$21,125.69**

Mama Bev's Bakery, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Direct Sales	0.00
Direct to Consumer	23,326.84
In House E-comm/Retail	
Online	56,074.97
Online Sales Tax	14.95
Shipping Income	4,755.00
Total Online	**60,844.92**
Retail	47,701.91
Gratuity Income	2,299.24
Retail Sales Tax	182.30
Weddings	643.24
Total Retail	**50,826.69**
Total In House E-comm/Retail	**111,671.61**
Total Direct Sales	**134,998.45**
Direct Store Delivery	1,430.00
Discounts and Allowances	-8,518.22
Discounts/Allowances (deleted)	-27.75
Distributor Sales	453,255.62
Sales of Product Income	-101,044.42
Slotting Fees	-5,000.00
Total Income	**$475,093.68**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cake COGS	64,006.85
Cake Packaging	65,286.23
Finished Cakes COGS	-56,954.16
In House E-Comm/Retail COGS	
Online COGS	330.99
Retail COGS	4,437.31
Total In House E-Comm/Retail COGS	**4,768.30**
Total Cost of Goods Sold	**77,107.22**
Inventory Shrinkage	4,882.43
Total Cost of Goods Sold	**$81,989.65**
GROSS PROFIT	**$393,104.03**
Expenses	
Accounting Fees	17,700.00
Advertising & Marketing	16,585.79

Mama Bev's Bakery, LLC

Profit and Loss

January - December 2021

	TOTAL
Bank Charges & Fees	1,469.62
Building Services	777.66
Electricity	11,495.78
Garbage Pickup	3,744.87
Gas	2,948.13
Pest Control	1,350.00
Security	745.09
Total Building Services	**21,061.53**
Charitable Contributions	1,150.00
Consulting	77,440.36
Consulting Fee - JC	55,000.00
Total Consulting	**132,440.36**
Credit Card Merchant Fees	237.28
Distribution Transportation	10,144.15
ECommerce Fees/QVC	14,654.55
Equipment Expense	1,010.10
Equipment Rental	21,136.65
Facebook Boosts	350.00
Freight Charge	1,772.73
Frozen Storage	7,930.00
Fuel Charges	313.74
Fuel Reimbursement	921.53
Human Resources (HR)	1,718.75
Insurance	12,457.43
Interest	9,137.37
Internet & TV	3,071.23
Kitchen Supplies	14,482.65
Smallware	1,000.00
Total Kitchen Supplies	**15,482.65**
Late Fees	506.14
Legal & Professional Services	14,226.00
Linens and Refills	3,846.02
Meals & Entertainment	1,029.03
Membership Dues	13.04
Mileage Reimbursement	3,136.00
Office Expenses	301.72
Office Supplies & Software	6,213.91
Other Business Expenses	129.03
Outside Services	687.00

Mama Bev's Bakery, LLC

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
FICA Expense	19,624.43
FUTA Expense	946.30
Payroll Processing Fees	2,146.25
SUTA Expense	4,361.71
Total Payroll Expenses	**27,078.69**
Photography	1,582.50
Printing Costs	2,251.02
Purchases-1	80.01
QuickBooks Payments Fees	243.93
Rent & Lease	84,806.44
Repairs & Maintenance	6,550.23
Royalties	3,638.91
Salaries & Wages	262,376.12
Sales Commission	3,332.26
Sales Tax Paid out	814.32
Service Charge	62.82
Shipping and Packaging Costs	32,787.47
Shipping Materials	11,494.96
Subscriptions	13,295.77
Supplies & Materials	8,635.50
Taxes & Licenses	6,986.74
Toast Expenses	48.00
Travel	1,349.69
Website Hosting	1,227.88
Total Expenses	**$789,476.61**
NET OPERATING INCOME	$ -396,372.58
Other Income	
Other Grant Income	5,000.00
Other Miscellaneous Income	125.01
Quigistics Initial Income Acc	18.61
SBA Loan	4,556.10
Total Other Income	**$9,699.72**
Other Expenses	
Depreciation	220,901.00
Food Program	3,346.87
Miscellaneous Expense	11,700.54
Quigistics Initial Expense Acc	11,567.26
Total Other Expenses	**$247,515.67**
NET OTHER INCOME	$ -237,815.95
NET INCOME	$ -634,188.53

Mama Bev's Bakery, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	349.57
US Bank Checking	5,261.33
Total Bank Accounts	**$5,610.90**
Accounts Receivable	
Accounts Receivable (A/R)	48,844.91
Total Accounts Receivable	**$48,844.91**
Other Current Assets	
Employee Advance	205.59
Inventory Asset	11,686.68
Cake Packaging	30,163.81
Finished Cakes	40,697.94
RAW Ingredients	40,191.13
Total Inventory Asset	**122,739.56**
Undeposited Funds	0.00
Total Other Current Assets	**$122,945.15**
Total Current Assets	**$177,400.96**
Fixed Assets	
Accum Depreciation-Kitchen Equip	-327,067.00
Accum Depreciation-Leasehold Improvements	-1,495.00
Accum Depreciation-Phones	-525.00
Kitchen Equipment	358,732.14
Leasehold Improvements	11,449.65
Phones	525.00
Total Fixed Assets	**$41,619.79**
Other Assets	
Security Deposits Receivable	7,958.00
Total Other Assets	**$7,958.00**
TOTAL ASSETS	**$226,978.75**

Mama Bev's Bakery, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	213,640.42
Total Accounts Payable	**$213,640.42**
Credit Cards	
US Bank Central CC	22,245.60
Total Credit Cards	**$22,245.60**
Other Current Liabilities	
Note Payable - First Citizens LOC	100,000.00
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
Wisconsin Department of Revenue Payable	24.06
Total Other Current Liabilities	**$100,024.06**
Total Current Liabilities	**$335,910.08**
Long-Term Liabilities	
Note Payable - EIDL	154,900.00
Note Payable - First Citizens Equipment Note	173,177.32
PPP Loan	30,427.00
Royalty Payable	6,403.96
Shareholder Note Payable ·	192,500.00
Shareholder Note Payable ·	28,000.00
Shareholder Note Payable - Gary	7,500.00
Shareholder Note Payable ·	10,000.00
Shareholder Note Payable -	84,000.00
Total Long-Term Liabilities	**$686,908.28**
Total Liabilities	**$1,022,818.36**
Equity	
Opening Balance Equity	-4,259.04
Owner's Investment	310,001.00
Prior Period Adjustment	0.00
Retained Earnings	-467,393.04
Net Income	-634,188.53
Total Equity	**$ -795,839.61**
TOTAL LIABILITIES AND EQUITY	**$226,978.75**

Mama Bev's Bakery, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-634,188.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-48,854.41
Employee Advance	-205.59
Inventory Asset	-11,686.68
Inventory Asset:Cake Packaging	-30,163.81
Inventory Asset:Finished Cakes	-40,697.94
Inventory Asset:RAW Ingredients	-40,191.13
Accum Depreciation-Kitchen Equip	219,795.00
Accum Depreciation-Leasehold Improvements	1,106.00
Accounts Payable (A/P)	92,436.03
AB (deleted)	-9,585.84
AP (deleted)	-3,693.31
GP (deleted)	-19,361.24
LT (deleted)	-276.40
US Bank Central	22,245.60
US Bank Central (old) (deleted)	4,700.58
Note Payable - First Citizens LOC	100,000.00
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
Wisconsin Department of Revenue Payable	24.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**235,590.92**
Net cash provided by operating activities	**$ -398,597.61**
INVESTING ACTIVITIES	
Kitchen Equipment	-208,797.86
Security Deposits Receivable	-7,958.00
Net cash provided by investing activities	**$ -216,755.86**
FINANCING ACTIVITIES	
Note Payable - First Citizens Equipment Note	173,177.32
PPP Loan	30,427.00
Royalty Payable	3,638.91
Shareholder Note Payable -	110,000.00
Shareholder Note Payable -	28,000.00
Shareholder Note Payable -	10,000.00
Shareholder Note Payable -	84,000.00
Opening Balance Equity	-4,259.04
Owner's Investment	160,000.00
Prior Period Adjustment	0.00
Retained Earnings	4,854.49
Net cash provided by financing activities	**$599,838.68**
NET CASH INCREASE FOR PERIOD	**$ -15,514.79**
Cash at beginning of period	21,125.69

Mama Bev's Bakery, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
CASH AT END OF PERIOD	**$5,610.90**

I, Gary Plassmeyer, certify that:

1. The financial statements of Mama Bev's Bakery included in this Form are true and complete in all material respects; and
2. The tax return information of Mama Bev's Bakery included in this Form reflects accurately the information reported on the tax return for Mama Bev's Bakery for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Gary Plassmeyer*

Name: Gary Plassmeyer

Title: CEO